                                                                    Exhibit 2.2

Summer Street Capital Partners LLC
70 West Chippewa Street, Suite 500
Buffalo, New York 14202

                                   August 28, 2015

National Health Industries, Inc.
Almost Family, Inc.
9510 Ormsby Station Road, Suite 300
Louisville, Kentucky 40223

Ladies and Gentlemen:

Re:     Closing Letter Agreement

Reference is made to the Share Purchase Agreement, among National Health Industries, Inc. (“Buyer”), Almost Family, Inc., Bracor, Inc. (the “Company”), and the shareholders of the Company (“Sellers”), dated as of February 24, 2015 (the “Purchase Agreement”).  This Letter Agreement is intended to set forth certain agreements and understandings with respect to the closing of the transactions provided for in the Purchase Agreement, and, to the extent inconsistent with or superseding the terms of the Purchase Agreement, will constitute an amendment to the Purchase Agreement as set forth herein, as follows:

1.           Defined Terms.  Each capitalized but undefined term used in this Letter Agreement will have the meaning given to it in the Purchase Agreement.

2.           Payment of Retention Plan Bonuses.  Buyer agrees to cause the Company to pay through its normal payroll process within seven days after the Closing Date to those individuals set forth on the updated Exhibit N to the Purchase Agreement (which is attached hereto as Appendix A)  the entire amount of the retention bonus due to each such person set forth on such exhibit (which includes Buyer’s 50% contributed share of such amount), together with any payroll, withholding or similar costs and expenses associated with the payment of such bonuses. The parties acknowledge that the Sellers have contributed an amount equal to 50% of such bonuses as a reduction to the Preliminary Purchase Price at Closing.

3.           Third-Party Consents; Trust Counsel Opinion. For clarity, (a) the parties acknowledge and agree that none of the consents listed in Section 5.4 of the Disclosure Letter or an opinion of counsel for the David W. Brason Multi-Generational Irrevocable Trust set forth in Section 7.1(x) of the Purchase Agreement are required to be obtained prior to Closing and obtaining them is not a condition to Closing; and (b) the failure to obtain any such consent or opinion shall not be the basis for any claim for indemnification against any of the Seller Indemnities under the Purchase Agreement.

4.           New York Department of Health Regulatory Approval.  The August 7, 2015 letters addressed to Patrick Todd Lyles from the New York Department of Health, Re:  151118B and 151119B, regarding approval of National Health Industries, Inc. and Almost Family, Inc. as controlling persons at the grandparent and great grandparent levels of Litson Certified Care, Inc. and Western Regional Health Corporation, Inc. (together, the "Letters"), identify as "contingencies" the submission of stock transfer certificates and amended bylaws to the New York Department of Health (together, the "Deliverables").  Based on Buyer's review of the Letters and its interpretation of the process required for satisfying of the "contingencies" in such Letters, Buyer has interpreted the Letters as requiring post-Closing submission of the Deliverables and has elected to close the transactions contemplated by the Purchase Agreement prior to submission of the Deliverables.  Buyer hereby agrees: (a) to indemnify, defend and hold Seller Indemnities harmless from and against any Losses arising out of the closing of the transactions contemplated by the Purchase Agreement prior the submission of the Deliverables; and (b) that the failure to obtain a final consent under the Letters prior to Closing shall not be the basis for any claim for indemnification against any of the Seller Indemnities under the Purchase Agreement.

5.           Final Purchase Price. The parties agree, notwithstanding anything to the contrary in the Purchase Agreement or any document delivered in connection with the Purchase Agreement, that the Final Purchase Price shall be Fifty Million Five Hundred Thousand Dollars ($50,500,000). There shall be no adjustment to, or review of, the Final Purchase Price, or any component thereof, prior to or after the Closing under the Purchase Agreement, including, without limitation, under Sections 2.2, 2.3, 2.5 or 2.8 thereof.   The parties acknowledge that notwithstanding anything in this paragraph to the contrary, Buyer's right to seek indemnification for a breach by the Company of its representations and warranties in Section 5.8 (Financial Statements), Section 5.9 (Absence of Certain Changes and Events) and Section 5.11 (Undisclosed Liabilities) shall not be adversely affected, amended or waived.

6.           No Purchase Price Adjustment Escrow Amount.  The parties agree that there shall be no Purchase Price Adjustment Escrow Amount deposited at Closing or held under the Escrow Agreement. The form of the Escrow Agreement shall be amended accordingly to reflect that such funds shall not be held thereunder.

7.           The Purchase Agreement is amended to add a new Section 5.26 to read in its entirety as follows:

Section 5.26          Certain Pre-Closing Matters.   From and after the date of this Agreement through the Closing Date (including, without limitation, during August, 2015);

(a)           the Company Group has paid its accounts payable, including without limitation, salaries and rent, in the ordinary course and in a manner consistent with past practices;

(b)           the Company Group has collected its accounts receivable in the ordinary course and in a manner consistent with past practices;

(c)           (i) none of the Company Group has made any payments of principal or interest on any Company Indebtedness or otherwise taken any action to reduce or compromise any Company Indebtedness, except for normal course paydowns on the Company Group’s bank line of credit, (ii) none of the Company Group has incurred any additional Company Indebtedness, except for normal course draws on the Company Group’s bank line of credit, (iii) none of the Company Group has made any payments of compensation to any Seller or an Affiliate of Seller, except for:  (A) salary paid to David Brason, (B) accrued Directors Fees paid to Todd Brason at the Closing, (C) certain outstanding amounts due to Todd and Dave Brason totaling approximately $39,400; and (D) the payment to Summer Street Capital Partners, LLC of an outstanding $43,000 invoice relating to reimbursement of historical expenses that the Company had not yet paid (with all such amounts being reflected on the Company’s balance sheet) (iv) none of the Company Group has made any distributions  or return of capital to any Seller or an Affiliate of Seller, and (v) none of the Company Group has compromised or cancelled any debt obligations payable to such member of the Company Group;

(d)           none of the Company Group has entered into any agreement, joint venture or other arrangement with a Seller or Affiliate of a Seller which would cause such Company Group member to have any obligation to make any payments, contribute capital, make loans or otherwise incur obligations, directly or indirect, to a Seller or an Affiliate of Seller;

(e)           none of the Company Group entered into any obligation to purchase any services or products, directly or indirectly, from a Seller or an Affiliate of a Seller; and

(f)           except as contemplated in the Agreement, none of the Company Group has incurred any obligation to pay (i) any compensation other than in the ordinary course of business, or (ii) any bonus, transaction fees or severance amounts.

8.           The effective time of the Closing for tax and business purposes be 12:01 a.m. on Saturday, August 29, 2015.

[Signature Page Follows]

If the foregoing correctly sets forth our agreement, please so confirm by signing a copy of this Letter Agreement below.

Very truly yours,

                              SUMMER STREET CAPITAL PARTNERS LLC,
                       as Sellers’ Representative

By:/s/ Brian D’Amico
                                                                    Brian D’Amico, as Manager

Accepted and agreed to
as of the date first set forth above:

NATIONAL HEALTH INDUSTRIES, INC.

By:/s/ C. Steven Guenthner
      C. Steven Guenthner, President

ALMOST FAMILY, INC.

By: /s/ C. Steven Guenthner
      C. Steven Guenthner, President

APPENDIX A

Retention Plan Bonus Recipients and Bonus Amounts

The information scheduled at this Exhibit has been omitted pursuant to Item 601(b)(2) of Regulation S-K. Almost Family hereby undertakes to furnish supplementally a copy of the omitted schedule upon request by the U.S. Securities and Exchange Commission.